Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Digimarc Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25381B101
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d–1(b)

[x] Rule 13d–1(c)

[  ] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
25381B101

(1)      Names of reporting persons

Koninklijke Philips Electronics N.V.

(2)      Check the appropriate box if a member of a group (see instructions)

(a)
(b)

N/A

(3)      SEC use only

(4)      Citizenship or place of organization

The Netherlands

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power               552,536 shares
(6) Shared voting power           0 shares
(7) Sole dispositive power        552,536 shares
(8) Shared dispositive power    0 shares

(9)      Aggregate amount beneficially owned by each reporting person

552,536 shares

(10)    Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

N/A

(11)    Percent of class represented by amount in Row (9)

7.6%*

(12)    Type of reporting person (see instructions)

CO

__________

*      The percent of class represented is based on 7,290,442 shares of Common Stock outstanding as of April 27, 2009, according to Form 10-Q filed by the Issuer on May 4, 2009.

Item 1(a)      Name of issuer:

                     Digimarc Corp.

Item 1(b)      Address of issuer’s principal executive offices:

                     9405 SW Gemini Drive
                     Beaverton, OR 97008

Item 2(a)      Name of person filing:

                     This Schedule 13G is being filed by Koninklijke Philips Electronics N.V.,

                     a limited liability company organized under the laws of The Netherlands (“KPENV”).

Item 2(b)      Address or principal business office or, if none, residence:

                     The address of the principal business office of KPENV is Breitner

                     Tower, Amstelplein 2, 1070 MX Amsterdam, The Netherlands.

Item 2(c)      Citizenship:

                     The Netherlands

Item 2(d)      Title of class of securities:

                     Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)     CUSIP No.:

                     25381B101

Item 3.      If this statement is filed pursuant to §§ 240.13d–1(b) or 240.13d–

                  2(b) or (c), check whether the person filing is a:

                  N/A

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a–8);

(e) [ ] An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);

(f)  [ ] An employee benefit plan or endowment fund in accordance with § 240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with  § 240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)  [ ] A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.      Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:      KPENV beneficially owns 552,536 shares.

(b)      Percent of class:           7.6% of outstanding shares.

(c)      Number of shares as to which the person has:

 (i) Sole power to vote or to direct the vote                            552,536 shares

 (ii) Shared power to vote or to direct the vote                       0 shares

 (iii) Sole power to dispose or to direct the disposition of      552,536 shares

 (iv) Shared power to dispose or to direct the disposition of  0 shares

Item 5.      Ownership of 5 Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

          N/A

Item 6.      Ownership of More than 5 Percent on Behalf of Another Person

          N/A

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security

                  Being Reported on by the Parent Holding Company or Control Person

          N/A

Item 8.      Identification and Classification of Members of the Group

          N/A

Item 9.      Notice of Dissolution of Group

          N/A

Item 10.      Certifications

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.,
a Netherlands corporation

By:     /s/ E.P. Coutinho

Name:   E.P. Coutinho
Title:      Chief Legal Officer and Company Secretary

Date:     July 14, 2009

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).